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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09058369

SEC FILE NUMBER
8-   20744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILL PARKER AGENCY

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4528 MILLRACE ROAD

(No. and Street)

SACRAMENTO   CA   95864-0826

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA PARKER   (916) 486-0783

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES

(Name – *if individual, state last, first, middle name*)

816 21ST STREET   SACRAMENTO   CA   95811

(Address)   (State)   (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___BRENDA PARKER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BILL PARKER AGENCY_____, as of ___DECEMBER 31_____, 20__08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

By Pub
_____
Signature

___PROPRIETOR_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California

County of Sacramento

Subscribed and sworn to (or affirmed) before me on this

_18_ day of _February_, 20_09_, by
 Date   Month   Year

(1) _Brenda Parker_,
 Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) _____,
 Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature _Rachel Rene Wyatt_
 Signature of Notary Public

RACHEL RENE WYATT
Commission # 1723447
Notary Public - California
Sacramento County
My Comm. Expires Feb 3, 2011

Place Notary Seal Above

--- **OPTIONAL** ---

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

BILL PARKER AGENCY [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

4528 MILLRACE ROAD [20]

(No. and Street)

SACRAMENTO [21] CA [22] 95864 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.

8-20744 [14]

FIRM I.D. NO.

2N06783 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

JANUARY 1, 2008 [24]

AND ENDING (MM/DD/YY)

DECEMBER 31, 2008 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA PARKER [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

(Area Code) — Telephone No.

(916) 486-0783 [31]

OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___5TH___ day of ___FEBRUARY___ 20 _09_

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a)).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES | 70 |

ADDRESS

| 816 21ST STREET | 71 | SACRAMENTO | 72 | CA | 73 | 95811 | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BILL PARKER AGENCY

N3 | | | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2008 99

SEC FILE NO. 98

Consolidated 198
Unconsolidated 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,767	200			$ 17,767	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	5,969	300	$	550	5,969	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	168	680	168	920
11. Other assets		535	150	735	150	930
12. TOTAL ASSETS	$ 23,736	540	$ 318	740	$ 24,054	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

as of DECEMBER 31, 2C

BILL PARKER AGENCY

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	[1045]	$	[1255] 13 $		[1470]
14. Payable to brokers or dealers:						
A. Clearance account		[1114]		[1315]		[1560]
B. Other	10	[1115]		[1305]		[1540]
15. Payable to non-customers		[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value				[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other commissions	6,742	[1205]		[1385]	6,742	[1685]
18. Notes and mortgages payable: payable						
A. Unsecured		[1210]				[1690]
B. Secured		[1211] 12		[1390] 14		[1700]
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				[1400]		[1710]
1. from outsiders 9 $ _____ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ _____ [980]						
B. Securities borrowings, at market value from outsiders $ _____ [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements				[1420]		[1730]
1. from outsiders $ _____ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ _____ [1010]						
D. Exchange memberships contributed for use of company, at market value				[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]		[1440]		[1750]
20. TOTAL LIABILITIES	$ 6,742	[1230]	$ NONE [1450]		$ 6,742	[1760]

Ownership Equity

21. Sole Proprietorship		15 $ 17,312	[1770]
22. Partnership (limited partners)	11 ($ _____ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury	16 (		[1796]
24. TOTAL OWNERSHIP EQUITY		$ 17,312	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 24,054	[1810]

OMIT PENNIES

BROKER OR DEALER	as of DECEMBER 31, 200
BILL PARKER AGENCY	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 17,312	3480
2. Deduct ownership equity not allowable for Net Capital	19 ((318))	3490
3. Total ownership equity qualified for Net Capital	16,994	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 16,994	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	3540
B. Secured demand note delinquency		3590
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600
D. Other deductions and/or charges	3610	( ) 3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions	20 $	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	$	3660
B. Subordinated securities borrowings		3670
C. Trading and investment securities:		
1. Exempted securities	18	3735
2. Debt securities		3733
3. Options		3730
4. Other securities		3734
D. Undue Concentration		3650
E. Other (List)	3736	( ) 3740
10. Net Capital	$ 16,994	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2008	$ 14,412
CORRECTION FOR NET CAPITAL REDUCTION TAKEN TWICE IN FOURTH QUARTER FOCUS REPORT AT DECEMBER 31, 2008	3,294
NET CORRECTION (INCREASE) TO ACCRUED EXPENSES AT DECEMBER 31, 2008	(712)
NET CAPITAL PER DECEMBER 31, 2008 AUDITED FINANCIAL STATEMENTS	$ 16,994

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BILL PARKER AGENCY

as of DECEMBER 31, 20

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ 450. [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
   of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 11,994 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....²² $ 16,320 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ [3790]
17. Add:
   A. Drafts for immediate credit ....²¹ $ [3800]
   B. Market value of securities borrowed for which no equivalent value
     is paid or credited ....$ [3810]
   C. Other unrecorded amounts (List) ....$ [3820] $ [3830]
18. Total aggregate indebtedness .... $ 6,742 [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % .40 [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % N/A [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
   prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits.......... $ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
   subsidiaries computed in accordance with Note (A)..²³ $ [3880]
23. Net capital requirement (greater of line 21 or 22) .... $ [3760]
24. Excess capital (line 10 less 23)... $ [3910]
25. Net capital in excess of the greater of:
   A. 5% of combined aggregate debit items or $120,000 .... $ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
   subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
   and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
   assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   BILL PARKER AGENCY

For the period (MMDDYY) from 1/1/08 [3932] to 12/31/08 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... ²⁵ _____ [3938]
   c. All other securities commissions ...mutual funds and variable annuities............... 178,128 [3939]
   d. Total securities commissions .... 178,128 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ²⁶ _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue ....includes interest of $10.. 10 [3995]
9. Total revenue .... $ 178,138 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .....commissions.. 94,297 [4140]
13. Interest expense .... _____ [4075]
   a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 895 [4195]
15. Other expenses .... 10,180 [4100]
16. Total expenses .... $ 105,372 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 72,766 [4210]
18. Provision for Federal income taxes (for parent only) .... ²⁸ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
   a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
   a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 72,766 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 10,138 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BILL PARKER AGENCY

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 19,922	4240
A. Net income (loss)		72,766	4250
B. Additions (Includes non-conforming capital of proprietor cont. $ 4,485 [4262])		92,688	4260
C. Deductions (Includes non-conforming capital of proprietor w/drawal $ (79,861) [4272])		(75,376)	4270
2. Balance, end of period (From item 1800)		$ 17,312	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period		$ NONE	4300
A. Increases		NONE	4310
B. Decreases		NONE	4320
4. Balance, end of period (From item 3520)		$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		as of DECEMBER 31, 20(
	BILL PARKER AGENCY	

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:

	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

BILL PARKER AGENCY

(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2008



MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street   Robert Mistretta, CPA, MBA
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

INDEPENDENT AUDITOR'S REPORT

To The Proprietor
Bill Parker Agency
Sacramento, California

I have audited the accompanying balance sheet of Bill Parker Agency (a sole proprietorship), as of December 31, 2008 and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)), which precede the aforementioned financial statements, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 5, 2009

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
BALANCE SHEET
December 31, 2008

ASSETS

Current Assets	
Cash	$ 17,767
Commissions receivable	5,969
Deposit	150
Total Current Assets	23,886
Furniture and Equipment, at cost, less accumulated depreciation of $11,465	168
Total Assets	$ 24,054

LIABILITIES AND PROPRIETOR'S EQUITY

Current Liabilities	
Commissions payable	$ 3,532
Accrued expenses	3,210
Total Current Liabilities	6,742
Proprietor's Equity	17,312
Total Liabilities and Proprietor's Equity	$ 24,054

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
Year ended December 31, 2008

Commission Income	$ 178,128
Expenses	
Commissions	94,297
Insurance	1,903
Office expense	2,120
Advertising	662
Regulating fees and expenses	895
Accounting and auditing	3,150
Travel, lodging and meals	1,332
Depreciation	1,013
Total Expenses	105,372
Net Income (Loss) From Operations	72,756
Other Income	
Interest	10
Total Other Income	10
Net Income (Loss)	72,766
Proprietor's Equity, December 31, 2007	19,922
Proprietor's contributions	4,485
Proprietor's withdrawals	(79,861)
Proprietor's Equity, December 31, 2008	$ 17,312

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ 72,766
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	1,013
Changes in assets and liabilities:	
Decrease in commissions receivable	2,645
Increase in deposit	(150)
Decrease in commissions payable/accrued expenses	(1,684)
Total Adjustments	1,824
Net Cash Provided By Operating Activities	74,590
Cash Flows From Financing Activities	
Proprietor's contributions	4,485
Proprietor's withdrawals	(79,861)
Net Cash Used By Investing Activities	(75,376)
Net Increase (Decrease) in Cash	(786)
Cash and cash equivalents, December 31, 2007	18,553
Cash and cash equivalents, December 31, 2008	$ 17,767

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to the father of the proprietor as a security representative/life agent.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years.

Proprietors' Salaries

No provision has been made for salaries for the proprietor.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the sole proprietor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2008:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	9,935	168
	$ 11,633	$ 11,465	$ 168

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2006, the Company had net capital of $16,994.

Note 4: Related Party Transactions

Commissions payable at December 31, 2008 and commissions expense for the year ended December 31, 2008 included in the balance sheet and statement of income, respectively, are due to or were earned by the father of the sole proprietor.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

-   Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

-   Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

-   A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Proprietor
Bill Parker Agency
Sacramento, California

I have examined the financial statements of Bill Parker Agency for the year ended December 31, 2008 and have issued my report thereon dated February 5, 2009. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2008, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed or directed by one individual (sole proprietor with assistance from a prior partner, father of the sole proprietor). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, the proprietor has full access to all accounting records and is extremely familiar with the transactions and business activities of the Proprietorship.

Mistata Associates

February 5, 2009

